Exhibit 23


KPMG
Chartered Accountants
300 - 1674 Bertram Street
Kelowna, BC V1Y 9G4
Canada

Telephone (250) 979-7150
Telefax (250) 763-0044


                              CONSENT OF KPMG LLP

To Board of directors
Of Aquatic Cellulose International Corp,:

We consent to the incorporation by reference on amended Form 10KSB the use of our report dated August 3, 2001 with respect to the May 31, 2001 audited financial statements. Our report dated August 3, 2001 contains an explanatory paragraph that states the Company has a working capital deficiency and recurring losses, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any that might result from the outcome of ths undertainty.

/s/ KPMG LLP

Kelowna, Canada
February 20, 2004